SUNEDISON APPOINTS JOHN S. DUBEL CHIEF EXECUTIVE OFFICER

Maryland Heights, Mo., June 22, 2016 –– SunEdison, Inc. (OTC PINK: SUNEQ) today announced that it has appointed John S. Dubel as the Company’s Chief Executive Officer, effective June 22, 2016. Mr. Dubel has served as SunEdison’s Chief Restructuring Officer since April 29, 2016 and will continue in that role. Mr. Dubel has over 30 years of experience advising boards and companies on matters related to restructuring.
“I look forward to working with the rest of the SunEdison management team as we continue to transform the Company for the benefit of all its constituencies and move through the Chapter 11 process,” said Mr. Dubel. “Our priority is to focus on SunEdison’s core strengths and work to create a more streamlined and efficient operator better positioned and more appropriately capitalized for a competitive future.”
Mr. Dubel will report directly to SunEdison’s Board of Directors. Mr. Dubel’s appointment follows the resignation of SunEdison’s Board Member and Chief Executive Officer, Ahmad Chatila, who will leave the Company on June 22, 2016.
About SunEdison
SunEdison develops, finances, installs, owns and operates renewable power plants, delivering predictably priced electricity to its residential, commercial, government and utility customers. The company is one of the leading renewable energy asset managers and provides customers with asset management, operations and maintenance, monitoring and reporting services. Corporate headquarters are in the United States with additional offices around the world.
Forward-Looking Statements
This press release contains forward-looking statements with respect to our Chapter 11 filing and related matters. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements include, among other things: (i) the ability of SunEdison to develop, prosecute, confirm and consummate the Chapter 11 plan of reorganization; (ii) the potential adverse effect of the Chapter 11 filing on SunEdison’s liquidity and operations and the risks associated with operating businesses under Chapter 11 protection; (iii) the ability of SunEdison to comply with the terms of the DIP financing facility; (iv) SunEdison’s ability to obtain additional financing; (v) SunEdison’s ability to retain key management and employees, (vi) customer response to the Chapter 11 filing; and (vii) the risk factors or uncertainties listed from time to time in SunEdison’s filings with the Securities and Exchange Commission and with the U.S. Bankruptcy Court in connection with the company’s Chapter 11 filing. Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected.
Forward-looking statements speak only as of the date of this release. We undertake no obligation to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based.

Contact:
John Lamontagne
jlamontagne@sunedison.com
(857) 972-2000